Equity/Asset Transfer Agreement (Summary)

February 26, 2013

Zhengzhou, Henan, PRC

This Agreement is executed amongst the following parties:

Party A: All shareholders (23) of Zhengzhou No. 2 Iron & Steel Co. Ltd. (“Transferor”)

Party B: Henan Green Complex Materials Co. Ltd. (“Transferee”)

Party C: Zhengzhou No. 2 Iron & Steel Co. Ltd. (“Target Company”)

Whereas, Party A owns 100% of the equity and asset of Target Company;

Whereas, Party A intends to transfer, and Party B agrees to accept, 100% of the equity and asset of the Target Company;

In accordance with the Company Law and Contract Law of the People’s Republic of China, all parties have negotiated and concluded this Equity/Asset Transfer Agreement:

1.	Party A represents to Party B that the Target Company is of good standing with books that are true and accurate;

2.	Party B recommends and Party A commissions an asset appraisal firm to express a fair and objective opinion on the financial conditions of the Target Company;

3.	Party A agrees to transfer and Party A agrees to accept 100% of the equity and asset of the Target Company according to the terms of this Agreement. Upon completion of the transfer, Party B is entitled to by law 100% of the equity and rights as a shareholder of the Target Company;

4.	As per Appraisal Report on Zhengzhou No.2 Iron & Steel Co. Ltd (YMSA 2012-023), the Target Company’s asset is valued at RMB309,544,300 yuan as of November 30, 2012;

5.	In reference to the afore-mentioned Appraisal Report, Party A and Party B negotiated and agreed to a transfer price of the Target Company of RMB268,000,000 yuan;

6.	Within 30 days after the effective date of this Agreement, Party A shall transfer to Party B rights and access to management of the Target Company, assist Party B in regulatory registration of Party B as the new shareholder, transfer to Party B all physical assets of the Target Company;

7.	Party B agree to pay to Party A, in cash, the transfer price as stipulated in this Agreement;

8.	Party A and Party B hereby represent that they have been duly authorized by their Board of Directors respectively to execute this Agreement;

9.	It is agreed that if either Party A or Party B defaults or is proved of false representation as included in this Agreement, the party in default is liable to a penalty of RMB 1,000,000 to the other party;

10.	If Party B failed to pay the transfer price to Party A in the timeframe stipulated in this Agreement, Party B is liable to Party A a late-payment penalty, calculated as 0.03% per day of the transfer price;

11.	The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the People’s Republic of China;

Party A:	(signatures by all 23 shareholders)
Wang Miao, Hu Boxi, Zhang Hongru, Li Fugui, Lu Suiye, Lu Mingwang, Ren Shouze, Yue Tiansui, Lu Qinglang, Bai Zhensheng, Zhang Shuiping, Liu Bingshen, Chen Zheyu, Miao Yanchao, Lu Baiwang, Qu Liyong, Cui Baikun, Huang Shuanggui, Zhang Qihong, Xu Maotong, Lu Yi, Zhang Quancheng, Li Ping

Party B:	Henan Green Complex Materials Co. Ltd. (Company Seal)
Legal Person: Lu Mingwang (Signature)

Party C:	Zhengzhou No. 2 Iron & Steel Co. Ltd. (Company Seal)
Legal Person: Lu Yi